direct dial number:	Kathleen L. Cerveny
(202) 466-9151	KCERVENY@DILWORTHLAW.COM
May 31, 2006
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 8 Filed on May 23, 2006
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation, we hereby submit to the Securities and Exchange Commission via EDGAR in accordance with the Staff’s request the attached No Objections letter issued by the NASD on August 10, 2005 in connection with the above captioned offering.

Yours very truly,
/s/ Kathleen L. Cerveny

Enclosure

cc:	Gary A. Simanson
Phillip J. Kushner, Esq.

COBRA	Community Bankers Acquisition Corp. File ID: 2005-0426-007	NASD
IBS Holding Corporation 7,500,000 Units
SEC or Other Reviewing Authority Filing Date: April 22, 2005

Type of Notification: No Objections	Date of Notice: August 10, 2005
NASD Clearance Date: August 09, 2005

Department Telephone Number: 240-386-4623
First Reviewer: D’Mara Jefferies
Second Reviewer: Minh Le
Participating Member(s):
•	IBS Holding Corporation

Distribution Method: Firm Commitment	Offering Class: Corporate Equity
SEC #: 333-124240
Offering Type: 2720	CIK #: 0001323648
Attention: Phillip Kushner	Firm Name: Greenberg Traurig
Documents Reviewed:
SEC Filed Documents:

Filing Date	Document Name	Amendment Number
• 8/1/2005	Pre-Effective Amendment with Exhibits	2
• 6/13/2005	Pre-Effective Amendment with Exhibits	1
Non SEC Filed Documents:

Filing Date	Document Name	Amendment Number
• 6/28/2005	Letter of Intent.pdf
This will confirm that on August 09, 2005, acting in reliance upon the information contained in the above documents, the Department decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.
You should note that the Department also requires any amendments to the above documents, including a specific notification as to any change(s) in the public offering price and/or number of shares prior to or at the time of pricing and a copy of the final prospectus to be filed on a timely basis for review. If such amendments or prospectus indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department’s determination.
This is an advisory opinion of the Department’s staff based on the information as presented to the NASD in connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. This opinion relates solely to the NASD rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other NASD statutory or regulatory requirements.